

May 7, 2012

Via E-mail
Rodger A. McHargue
Chief Financial Officer
First Financial Corporation
One First Financial Plaza
Terre Haute, Indiana 47807

      Re: First Financial Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 15, 2012
             File No. 000-16759

Dear Mr. McHargue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 13

1.   We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other persons." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K. In future filings please use the correct language for the representation.

Security Ownership of Certain Beneficial Owners . . . , page 42

2.	We note that several of your Directors are also Directors of Princeton Mining Company, your largest shareholder. Please revise future filings to identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by Princeton Mining Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney